Exhibit (d)(6)

SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111

July 2, 2009

Nancy L. Conlin, Secretary
State Street Master Funds
State Street Institutional Investment Trust
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116

Dear Ms. Conlin:

This letter serves to inform the above-named Trusts that SSgA Funds Management, Inc. (“SSgA FM”), as investment adviser to State Street Institutional Liquid Reserves, US Government Money Market and Treasury Plus Funds (the “Funds”), has contractually agreed to waive a portion of its management fee or to reimburse certain expenses to the extent necessary such that the total combined annual operating expenses of each class of the Fund (exclusive of interest, taxes, and extraordinary expenses) do not exceed the following amounts:

0.12% of each Fund’s average daily net assets attributed to each Fund’s Institutional Class as measured on an annualized basis.

0.47% of each Fund’s average daily net assets attributed to each Fund’s Investment Class as measured on an annualized basis.

This waiver will initially remain in effect until April 30, 2011 and shall automatically renew for successive annual periods, unless SSgA FM provides notice to a Fund of its intent not to renew prior to the start of the next annual period. The terms of the waiver are subject to the terms and conditions of the respective Investment Advisory Agreements between SSgA FM and each of State Street Master Funds and State Street Institutional Investment Trust, each dated May 1, 2001 and as amended from time to time.

SSgA Funds Management, Inc.

By:	/s/ James Ross
Name:	James Ross
Title:	President